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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooke Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 29th Floor
_____
(No. and Street)

New York   New York   10036-8701
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Gregorio S. Pangilinan   (212) 403-9515
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Rosenberg, C.P.A.
_____
                    (Name – if individual, state last, first, middle name)

  333 West 52nd Street   New York   New York   10019
_____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Paul J. Ferguson, Sr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Brooke Securities, Inc._____ , as of _____December 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____-None-_____

_____

_____

_____ Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income(loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SCHEDULE

YEAR ENDED DECEMBER 31, 2003

BROOKE SECURITIES, INC.
Year Ended December 31, 2003

TABLE OF CONTENTS

Paul Rosenberg
CERTIFIED PUBLIC ACCOUTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 - 9099

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Brooke Securities, Inc.

I have audited the accompanying statement of financial condition of Brooke Securities, Inc. as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Securities, Inc., as of December 31, 2003, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2004

Paul Rosenberg/CPA

-1-

BROOKE SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	20,691
Due from broker		121,365
Short-term investments		886,245
Securities owned, at market (cost - $417,651)		342,070
Commissions receivable		56,559
Investment management fees receivable		630
Due from affiliate		7,694
Prepaid expenses		10,762
Other		413
Total assets	$	1,446,429

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	439,501
Other liabilities		18,811
Total liabilities		458,312

Stockholders' equity:

Common stock, $0.01 par value			
Authorized 1,000 shares; issued and outstanding 720 shares	$	7	
Additional paid-in capital		365,867	
Retained earnings		622,243	
Total stockholders' equity			988,117
Total liabilities and stockholders' equity	$		1,446,429

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2003

REVENUES:

Commission income	$	2,790,117
Investment management fees		8,284
Interest (including Short Interest earned)		72,317
Dividends		858
Other income		86,410
Realized gains/(losses)		(179,347)
Unrealized gains/(losses)		411,348
Loss on sale of subsidiary		(92,526)
Total revenues		3,097,461

EXPENSES:

Commissions	1,494,339
Referral fee	430,729
Salaries and benefits	231,804
Execution and clearing costs	281,650
Communications	22,567
Professional fees	47,798
Insurance	2,136
Rent	45,450
Leases	19,457
Registration fees	11,442
Entertainment and travel	5,942
Subscriptions and publications	1,886
Other expenses	7,356
Total expenses	2,602,556

Net income before provision for income taxes		494,905
Provision for income taxes		(226,600)
Net income	$	268,305

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	268,305
(Increase) decrease in operating assets:		
Due from broker		(118,113)
Short-term investments		(224,107)
Securities owned, at market		27,693
Commissions receivable		2,973
Investment in subsidiary		225,000
Investment management fees receivable		5,844
Due from affiliate		(4,947)
Prepaid expenses		(905)
Other		(113)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		178,611
Other liabilities		4,543
Net cash used in operating activities		364,784
Cash flows from capital activities:		
Dividend paid		(400,000)
Net cash used in capital activities		(400,000)
Net decrease in Cash		(35,216)
Cash at December 31, 2002		55,907
Cash at December 31, 2003	$	20,691

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at beginning of year	$ 7	$ 365,867	$ 753,938	$1,119,812
Dividend paid			(400,000)	(400,000)
Net income	-0-	-0-	268,305	268,305
Balance at end of year	$ 7	$ 365,867	$ 622,243	$ 988,117

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Notes to Financial Statements
Year Ended December 31, 2003

(1) Organization

Brooke Securities, Inc. (Brooke) is a broker-dealer registered under the Securities Exchange Act of 1934. Brooke was incorporated in March 1987. The branch office in Bermuda commenced its operations on January 1, 1997 and ceased operations at the close of business on September 30, 2003.

(2) Significant Accounting Policies

    (a) Basis of Preparation
    The financial statements have been prepared in accordance with generally accepted accounting principles. It includes the accounts of the branch office

    (b) Revenue Recognition
    Effective as of January 12, 1995, Brooke began conducting business as a broker-dealer in securities. Recognition of related income and expenses are recorded on trade date.

    (c) Depreciation
    Office equipment is depreciated over sixty months using the straight line method.

(3) Net Capital

Brooke, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the NASD Regulation, Inc. (NASD). Such rules prohibit Brooke from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

As of January 12, 1995, the minimum net capital for Brooke is $100,000. Pursuant to contractual arrangements, Bear, Stearns Securities Corp. acts as the clearing broker-dealer, who carries all of the accounts of the customers and maintains and preserves all books and records as are customarily kept by a clearing broker-dealer.

At December 31, 2003, Brooke had aggregate indebtedness and net capital of $ 458,312 and $ 848,726, respectively, a ratio of 0.54 to 1.

4) Commitments and Contingencies

Lease Obligation:
Brooke leases its' premises under a sub-lease from Olympia Capital Associates, L.P. for a one year period ending December 31, 2003. The lease has been renewed to December 31, 2004 under the same terms and conditions. The annual rent for the premises is $ 40,500.

5) Dividend

On January 7, 2003, Brooke declared and paid a dividend of $ 400,000 to its parent company, Brooke Securities Holdings, Inc., for year 2003.

6) Brooke entered into a Purchase Agreement on September 30, 2003 with its Branch Manager to sell its subsidiary, Brooke Securities (Bermuda) Limited, for the sum of $ 132,474. On the same date, the branch of Brooke was closed.

BROOKE SECURITIES, INC.
Schedule 1 - Supplementary Information
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$	988,117
Deduct:			
Non-allowable assets			(19,499)
Net Capital before haircuts on security positions			968,618
Less: Haircuts on securities:			
Securities positions	$ (97,850)		
Options positions	(21,100)		
Undue concentration	(942)		(119,892)
Net capital		$	848,726

Note: The above computation does not differ materially from that filed by
Brooke Securities, Inc. with the NASD.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$	848,726
Minimum net capital requirement		100,000
Excess net capital	$	748,726

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	439,501
Other payables		18,811
Total aggregate indebtedness	$	458,312
Percentage of aggregate indebtedness to net capital		54%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

Note: The above computation does not differ materially from that filed by
Brooke Securities, Inc. with the NASD.

Paul Rosenberg
CERTIFIED PUBLIC ACCOUTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 – 9099

The Board of Directors of
Brooke Securities, Inc.

I have examined the financial statements of Brooke Securities, Inc., for the year
ended December 31, 2003, and have issued my report thereon dated February 25,
2004. As part of my examination, I made a study and evaluation of the
Corporation's system of internal accounting control to the extent I considered
necessary to evaluate the system as required by generally accepted auditing
standards. The purpose of my study and evaluation, which included obtaining an
understanding of the accounting system, was to determine the nature, timing and
extent of the auditing procedures necessary for expressing an opinion on the
financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission,
I have made a study of the practices and procedures followed by Brooke
Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-5(g)
in making the periodic computations of aggregate indebtedness and net capital
under Rule 17a-3(a)(11) and the procedures for determining compliance with the
exemptive provisions of Rule 15c3-3. I did not review the practices and
procedures followed by Brooke Securities, Inc., in complying with Regulation T of
the Board of Governors of the Federal Reserve System, because Brooke
Securities, Inc., does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of Brooke Securities, Inc., is responsible for establishing and
maintaining a system of internal accounting control and the practices and
procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected
benefits and related costs of control procedures and of the practices and
procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above-
mentioned objectives. The objectives of a system and the practices and
procedures are to provide management with reasonable, but not absolute,
assurance that assets for which Brooke Securities, Inc. has responsibility are
safeguarded against loss from unauthorized use or disposition, and that
transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Brooke Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the NASD Regulation, Inc. and should not be used for any other purpose.

February 25, 2004   Paul Rosenberg, CPA